MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

December 18, 2019

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the N-1A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) (the “Registrant”)

Dear Ms. Vroman-Lee:

This letter responds to comments provided by telephone on October 30, 2019 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on October 4, 2019 and relates solely to MainStay CBRE Global Infrastructure Fund and MainStay CBRE Real Estate Fund (each a “Fund” and collectively the “Funds”). The responses in this letter are in addition to responses previously provided in our letter filed on November 14, 2019. Comments addressed in that letter are not included herein.

On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statement unless otherwise defined herein.

Comment 1: Explain how and when the Registration Statement will go effective.

Response: The Registration Statement goes effective automatically on December 18, 2019. We will make our definitive filing on Form N-1A on that date. We will also file a supplement stating that the Funds will be closed until closing of the reorganizations discussed in our letter filed on November 14, 2019 (the “Reorganizations”).

Comment 2: Delete expense example information for the 5 Year and 10 Year periods as required by Item 3 of Form N-1A.

Response: We have made the requested edits.

Comment 3: Include the historical performance information and financial highlight information for the Voya Real Estate Fund and Voya Global Infrastructure Fund.

Response: At this time, the Reorganizations have not been approved by shareholders. Therefore, we are not able to include the historical performance or financial highlight information of the Voya Real Estate Fund and Voya Global Infrastructure Fund. If the Reorganizations are approved by shareholders, we will include the necessary information in a subsequent filing.

Comment 4: In the second paragraph of the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”, indicate to which Funds this disclosure pertains.

Response: We have made the requested edit.

Comment 5: Revise the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives” to include all necessary information required by Item 9 of Form N-1A. Remove those risks which are not principal risks and clarify disclosure for risks that pertain to only one Fund.

Response: We have made the requested edits.

Comment 6: In the section entitled “More About Investment Strategies and Risks”, tailor the discussion regarding Derivative Transactions.

Response: We have deleted this disclosure.

Comment 7: In the section entitled “More About Investment Strategies and Risks”, identify which Fund are subject to Geographic Risk.

Response: We have deleted this disclosure.

Comment 8: In the section entitled “More About Investment Strategies and Risks”, remove the disclosure related to Growth Stocks if this is not a principal risk of either Fund.

Response: We have deleted this disclosure.

Comment 9: In the section entitled “More About Investment Strategies and Risks”, indicate which Funds are subject to Liquidity and Valuation Risk.

Response: We have made the requested edit.

Comment 10: In the section entitled “More About Investment Strategies and Risks”, indicate which Funds are subject to risks associated with Real Estate Investment Trusts.

Response: We have made the requested edit.

Comment 11: In the section entitled “More About Investment Strategies and Risks”, remove the disclosure related to When-Issued Securities and Forward Commitments and the disclosure related to Zero Coupon and Payment-in-Kind Bonds if these are not principal risks of either Fund.

Response: We have deleted this disclosure.

Comment 12: In the section entitled “More About Investment Strategies and Risks”, indicate that the discussion regarding “Additional Investment Risks” pertains to risks which are not principal risks of either Fund.

Response: We have made the requested edit.

Comment 13: In the section entitled “More About Investment Strategies and Risks”, remove the disclosure related to Portfolio Turnover and the disclosure related to U.S. Government Securities Risk if these are not risks of either Fund.

Response: We have deleted this disclosure.

Comment 14: Revise the section entitled “Shareholder Guide” to include information relating only to the Funds.

Response: We respectfully decline to make this edit. Our Shareholder Guide is shared across all the prospectuses for our retail funds. Therefore, it will include information about all of our retail funds.

Comment 15: In the section entitled “Know With Whom You Are Investing” provide the information required by Item 10 of Form N-1A.

Response: We have made the requested edit.

Comment 16: Include all required documents as exhibits.

Response: We have made the requested edit.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary